[CapTerra Letterhead]
April 7, 2011
Ms. Cicely LaMothe
Accounting Branch Chief
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549
Re:	Capterra Financial Group, Inc., (the Company) Form 10-K for the Year Ended December 31, 2009 Form 10-Q for the periods ended 3/31/2010, 6/30/2010, and 9/30/2010 File Number: 000-50764
Dear Ms. LaMothe:
This letter responds to your April 1, 2011 letter to the Company. The paragraph numbers correspond to the paragraph numbers of your letter.
Form 10-Q for the quarter ended September 30, 2010
Note 2 — Business Combinations page 9
Comment 1:
The ownership of CapTerra Financial Group as it stands after the reverse acquisition includes ownership groups from CapTerra and NexCore before the transaction. GDBA Investments, LLC and BOCO Investments, LLC had substantial ownership in both entities prior to the business combination. The table below shows CapTerra’s ownership immediately following the September 29, 2010 business combination:

Post CapTerra Acquistion Ownership	Shares	Percent
Prior NexCore Owners- All Held in Voting Trust	19,037,748	39.9%
GDBA Investments, LLC	11,905,625	25.0%
BOCO Investments, LLC	15,283,765	32.0%
Other Shareholders	1,464,783	3.1%

Total	47,691,921	100.0%

We determined that NexCore was the accounting acquirer based on the following facts:
•	There are no shareholders who have voting control greater than 50%.
•	The former owners of NexCore shares are held in the voting trust, which is controlled by Greg Venn, our CEO and Peter Kleopfer, our CIO, are the largest voting interest in the Company, representing 39.9% of the ownership. (Voting Trust Agreement filed as Exhibit B the Schedule 13D filed on October 14, 2010.)
•	BOCO Investments, LLC and GDBA Investments, LLC have contractually agreed to vote their shares to continue NexCore’s control over the Board of Directors for a five year period. Greg Venn and Peter Kloepfer currently have the right to appoint three of five Board seats. (Shareholder Agreement filed as exhibit 10.47 to the Form 8-K filed on October 5, 2010.)
•	The management of the combined entity consists primarily of senior management of NexCore Group, LP, holding 3 of the 4 officer positions.
•	The ongoing business operations of NexCore will continue to be the core business of the combined entity going forward as was determined at the time of the business combination. The real estate assets associated with CapTerra’s historical business operations were transferred to a related party during March 2011.
Comment 2:
Although we did not place substantial reliance on the quoted market price of CapTerra’a common stock due to our conclusion that the stock price was inactive at that time and transactions in our stock were not considered orderly, we did consider the quoted market price of our stock which was $0.16 on the date of the business combination (September 29, 2010). This approach would result in valuing the consideration exchanged at $0.16 per share multiplied by 26,249,999 pre-merger shares of CapTerra Financial Group outstanding for a total enterprise value of CapTerra of $4,200,000.
Based on a value of $4,200,000 million the purchase price allocation would be as follows:

Cash and cash equivalents	$5,009,000
Real estate held for sale	7,191,000
Other assets	14,000

Senior subordinated revolving notes, related party	(3,222,000)
Notes payable	(3,942,000)
Other liabilities	(23,000)

Total net assets acquired	5,027,000
Less: value of consideration exchanged	4,200,000

Resulting gain or bargain purchase (Amounts rounded)	$827,000

As discussed in ASC 805-30-25-4, we reassessed whether we had correctly identified all of the assets acquired and all of the liabilities assumed before recognizing a gain on a bargain purchase. The value of real estate assets were offset by the value of the corresponding debt. The real estate was not expected to generate additional cash flow as that portion of the business was winding down. Upon further evaluation we determined there were no unrecorded liabilities related to the transaction. The only remaining significant asset was $5,009,000 of cash.
We were unable to reconcile why we would record a gain on this purchase such as in a forced liquidation or distressed sale that compel the owner to sell at less than fair value in order to generate cash. Therefore, we concluded valuing the transaction based solely on the quoted market price on the date of the business combination was probably not the best indicator of fair value.
In accordance with ASC 820-10-35-32 and 33, we valued the consideration based on the income approach which looked to the net cash flow expected to be realized from the business. Because there was no value to the on-going business model of CapTerra, the present value of the future cash flows approximated the net assets (cash value of $5 million) of CapTerra immediately prior to the acquisition.
Additionally, we noted that this approach resulted in a value of $0.19 share (based on the value of $5.0 million divided by 26,249,999 shares) which we considered a reasonable value in relation to the quoted market price on the date of the business combination of $0.16 which we believed undervalued the business enterprise value of CapTerra.
We believe the impact of recording the potential gain of $827,000 using the preferred method by the quoted market price on the date of the business combination is not material when giving consideration to both quantitative and qualitative factors to the financial statements taken as a whole.
If the Commission deems it material and proper, we will record the $827,000 gain and disclose that our stock price was determined based on the quoted market price of the stock on the date of the business combination.
Comment 3:
Below are CapTerra’s balance sheets as of June 30, 2010 and September 28, 2010, both of which were prior to acquisition by NexCore. To facilitate the transaction, our two largest shareholders agreed to inject $5 million in cash for the issuance of common stock, take our $3.6 million note receivable in consideration for the corresponding subordinated debt that was held and to convert all subordinated debt held by them that was in excess of the value of our corresponding assets into common equity. These transactions occurred after the filing of our June 30, 2010 form 10-Q and before the September 29, 2010 reverse acquisition by NexCore and are reflected in the September 28, 2010 balance sheet below and were appropriately included in our proforma disclosures related to the reverse acquisition as filed in our 8-K/A dated November 22, 2010.

CapTerra Financial Group, Inc.
Consolidated Balance Sheets

	June 30,	September 28,
	2010	2010
Assets
Cash and equivalents	$204,320	$5,009,965
Accounts receivable, net	2,762
Notes receivable	3,600,000
Property and equipment, net of accumulated depreciation	4,302	3,096
Real estate held for sale	7,191,821	7,191,821
Deposits and prepaids	31,909	10,876

Total assets	$11,035,114	$12,215,758

Liabilities and Shareholders’ Equity
Liabilities:
Accrued liabilities	$60,980	$24,030
Senior subordinated revolving notes, related parties	23,288,263	3,222,538
Notes payable	3,966,716	3,941,716

Total liabilities	27,315,959	7,188,284

Commitments and contingencies	—	—

Shareholders’ equity:
Common stock, $.001 par value; 200,000,000 shares authorized, 23,602,614 issued and outstanding June 30, 2010 25,197,921 issued and outstanding September 28, 2010	23,603	25,198
Additional paid-in-capital	16,326,386	37,430,342
Accumulated deficit	(32,630,834)	(32,428,066)

Total shareholders’ equity (deficit)	(16,280,845)	5,027,474

Total liabilities and shareholders’ equity	$11,035,114	$12,215,758

*****
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions, please call me at (720) 264-0630.

Very truly yours,
/s/ James W. Creamer III
James W. Creamer III
Chief Financial Officer CapTerra Financial Group, Inc.